Mail Stop 4561

June 9, 2008

By U.S. Mail and Facsimile to (515) 225-8032

Thomas E. Stanberry
Chairman, President and Chief Executive Officer
West Bancorporation, Inc.
1601 22nd Street
West Des Moines, Iowa 50266

Re: West Bancorp, Inc.
        Form 10-K for the year ended December 31, 2007
        Filed March 7, 2007
        File No. 0-24611

Dear Mr. Stanberry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

1.   You note several times in this section that salaries and overall compensation are based to a considerable extent on information regarding peer institutions. In future filings, please revise to identify all members of the peer group or groups used in this process.

General

2.   You incorporate most of the information required by Part 1 and 2 of your 10-K to an appendix to your proxy statement. Please advise the staff how you determined that you did not need to include the annual report as exhibit 13 to the Form 10-K. Please refer to General Instruction G(2) of Form 10-K and Item 601(b)(13) or Regulation S-K

3.   We note that in order to access your investor relations website referred to in this section, you require the user to agree to a general release from liability "for any damages of any nature arising out of or in connection with" the use of the site, although the site includes, in addition to your corporate governance documents referred to in the filing, your SEC filings. Please tell the staff how requiring this general release accords with your responsibilities under the federal securities laws.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   ·   the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel